Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict.  Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

_____________________________________________________________________________________

The following is a transcript of a conference call between United, Continental and certain analysts and other media dated as of May 03, 2010 / 12:30PM GMT

Final Transcript

Conference Call Transcript UAUA - United and Continental Announce Merger of Equals to Create World-Class Global Event Date/Time: May 03, 2010 / 12:30PM GMT

CORPORATE PARTICIPANTS

Glenn Tilton
UAL Corporation - Chairman, President, CEO

Jeff Smisek
Continental Airlines, Inc. - Chairman, President, CEO

CONFERENCE CALL PARTICIPANTS

Hunter Keay
Stifel Nicolaus - Analyst

Bill Greene
Morgan Stanley - Analyst

Jamie Baker
JPMorgan - Analyst

Justine Fisher
Goldman Sachs - Analyst

Gary Chase
Barclays Capital - Analyst

Kevin Crissey
UBS - Analyst

Dan McKenzie
Hudson Securities - Analyst

Doug Cameron
Dow Jones - Media

Robert Lindsay
The Times - Media

Aaron Smith
CNNMoney - Media

Richard Newman
The Record - Media

Christopher Hinton
MarketWatch - Media

Ted Reed
TheStreet.com - Media

Jeremy Desel
KHOU-TV, Inc. - Media

PRESENTATION

  Operator

 Good morning and welcome to Continental/United merger conference call. Participating on the call this morning are Glenn Tilton, Chairman, President and CEO of UAL Corporation, and Jeff Smisek, President, Chairman, and CEO of Continental Airlines.

Following the prepared remarks, we will open the call for questions. Analyst questions will follow the executive comments, and then they will begin a question and answer session for the media. The media will be in listen-only mode until that time.

A copy of the slide presentation is available at the following website, UnitedContinentalmerger.com, United.com, and Continental.com. An audio archive of this call will also be available on the websites later today.

The discussion today may contain forward-looking statements that are not limited to historical facts but reflect current beliefs, expectations, and intentions regarding future events. All forward-looking statements involve risk and uncertainties that could cause actual results to differ materially. Examples of such risk and uncertainties include, without limitation -- one, the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required regulatory approval, the taking of governmental action, including the passage of legislation to block the transaction, or the failure of other closing conditions; and, two, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period because of, among other things, ability to obtain financing and to refinance the combined Company's debt, ability to maintain and utilize respective net operating losses, difficulties in integrating the two airlines, and actions taken or conditions imposed by the US and foreign governments or other regulatory matters.

For other examples of such risk and uncertainties, please see the risk factors set forth in each of the Companies' 2009 Form 10-K and their other security filings.

In addition, the discussed today references some GAAP to non-GAAP financial measures such as EBITDAR, excluding special items; and reconciliation of the GAAP and non-GAAP financial measures can be found in the appendix section of today's presentation.

Finally, I would like to introduce Mr. Glenn Tilton. Please go ahead, sir.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 Thank you very much, and thank you all for joining us today. Jeff and I are very proud to introduce to you today our new airline. This is the right deal for our two companies, for our employees, our customers, the communities we serve, and -- importantly -- our shareholders.

Together we create the world's most comprehensive network. Our networks quite literally complete each other's with little overlap and with strategically located hubs that provide gateways to the Pacific, the Atlantic, Latin America, the Middle East, Hawaii, and Micronesia.

United has been and will continue to be the business travelers' airline. And a combined Company will leverage our partnership with Continental forged through our alliance relationship.

This merger joins two premier brands who share a commitment to customer service and operational excellence. This is the right time.

As we have discussed for several years now, we believe consolidation is one of the key components to getting to, achieving sustained profitability within our industry.

The competitive landscape is fundamentally different than it was 10 years ago. Consolidation both here in the United States and in the international market has created global carriers that are better able to compete in a dynamic airline industry. At the same time, competition has grown, as low-cost carriers now provide service to 80% of all domestic passengers.

The landscape has changed even within the last two years when our Companies first contemplated this transaction. Today we enter this agreement from positions of strength.

United reported industry-leading revenue improvement in the first quarter, and we have limited fixed obligations. United and Continental lead the industry in unrestricted liquidity, and we believe that we are well positioned to continue to maintain our financial momentum as the economy continues to recover.

This merger, much like our new logo, brings together the best of both United and Continental. Our route network is unmatched, and together we will serve 370 destinations around the world and around the corner.

We will maintain service to all the communities we serve today and will create new market opportunities. We are bringing together world-class customer service with industry-leading on-time performance.

Our employees and our shareholders alike have suffered through industry downturns. Combining our two Companies makes us stronger, better able to compete in a global market, and, importantly, able to provide more stability and career opportunity for our people.

At the same time, our investors benefit from the net annual synergies of some $1 billion to $1.2 billion we expect to realize as a result of this merger.

I should mention this is all incremental to the work both our Companies have done to rationalize our cost structures, a discipline that we will maintain. It is also incremental to revenue and cost synergies we expect to attain from our already approved immunized alliance across the Atlantic and our alliance across the Pacific which we expect to be approved soon.

Today, Jeff and I announce a true merger of equals. As has been very well reported, this is an all-stock transaction with a combined equity value of some $8 billion. Continental shareholders received 1.05 United shares for each Continental share. United shareholders will own approximately 55% of the equity of the combined Company; and Continental shareholders would own approximately 45%.

I will serve as Nonexecutive Chairman for two years, and Jeff will serve as our new Company CEO. Our Board will include six independent Directors from each company, two labor representatives, and addition to Jeff and myself, who will both be Directors of the Board.

The holding company name will be United Continental, and our corporate and operational headquarters will be in Chicago. With that, I would like you hand it over to my partner, Jeff, who will walk you through most of the benefits that we expect to deliver.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Thanks, Glenn. It's a pleasure to finally be able to discuss with you what has been all over the news for the last couple of weeks. The amount of interest in this merger has demonstrated just how significant this announcement is.

We are taking the best of two leading airlines and combining them in an extraordinarily complementary way to create a world-class global carrier that will be the world's leading airline. Combining these two Companies is the best way to position ourselves to succeed and thrive in the changing and very competitive airline industry.

This is a merger of equals, and our new livery reflects that. We will be combining the Continental livery, logo, and colors with the United name, just as you see it here on this triple-seven. Looks pretty good, doesn't it?

Our new world-class global airline will deliver significant benefits to our customers, coworkers, shareholders, and the communities we serve. Let me take you through what this merger will mean for each of our stakeholders.

For our customers it will mean global, seamless and a superior product and service. For the communities we serve, it will mean enhanced service, new destinations, and the economic growth and jobs that come from great air service.

For our coworkers, this combination provides improved, long-term career opportunities and enhanced stability by being part of a larger, financially stronger, and more geographically diverse carrier. And for our shareholders this transaction creates a platform for greater opportunities for increased profitability and sustainable long-term value.

This combination will vastly improve our scope and scale. But one thing that will not change is our shared commitment to providing clean, safe, and reliable air transportation and great service.

With this merger we will have a world-class global network with broad (technical difficulty) coverage in Asia, Europe, Latin America, and the Middle East. As Glenn said, this combination brings together the best of both of our networks to provide global reach to our customers.

We will combine Continental's strength in New York and Latin America with United's strength on the West Coast and across the Pacific. Put simply, Continental is strong where United is weak; and United is strong where Continental is weak. From a network perspective, putting these two carriers together -- it's a match made in heaven.

We have no international route overlaps. Across the Pacific and the Atlantic as well as in Latin America and the Caribbean, we will offer customers increased access to a greater number of destinations, countries served, and daily departures.

Now, this complicated looking spiderweb is our combined domestic network, which will be anchored by eight hubs in the Continental US, providing convenient single-carrier access to nearly all US travelers. We will have hubs in the four largest cities in the United States; and Houston will remain the airline's largest hub. Importantly, we will offer enhanced service to small and medium-sized communities and will continue to serve all the communities each carrier currently serves.

As I have said before, running an airline is a tough business. We all know how intensely competitive this industry is. We believe this combination improves our competitive position, yet it is profoundly pro-competitive. Our airline will serve a broader group of customers by offering a greater choice of destinations.

In addition, this combination will enable new online destinations and connections and will position us to compete in new communities and for new routes.

Our domestic networks are incredibly complementary. So our route overlaps are very minor. From an antitrust perspective the merger should readily pass muster. And I should note all of our hubs and the limited number of domestic hub-to-hub routes where we overlap are subject to strong competition.

All in all, this combination is well balanced both domestically and internationally, with 57% of our capacity domestic, 20% across the Atlantic, 15% in the Pacific, and 8% in Latin America.

We are excited to merge the industry-leading products and services of both Companies. Together, we'll serve more than 144 million passengers per year as they fly to 370 destinations in 59 countries. We are each keenly focused on operational excellence. We will continue to provide our customers with the superior onboard product that they associate with our two great brands.

We also know that we are in a service business. As a combined Company, we will be committed to delivering high-quality service to our customers.

We also share a focus on generating new sources of revenue. We believe the combination will provide our Company the increased financial strength to invest in products, technology, and fleet upgrades to help drive revenue synergies. I will come back to this in a moment.

Let me assure you we will work together to earn your business. We will do this in part by ensuring that the 91 million customers in our combined and industry-leading loyalty programs received improved benefits. We will continue to offer industry-leading elite status benefits, unmatched redemption options, and new opportunities to both earn and redeem miles.

We have extraordinary people at both carriers, and we are bringing together two exceptional workforces. I am a big believer in the importance of working together culture. It is our culture and our people who have make Continental great. Once combined with United, we will work together and treat each other and our customers like you yourself want to be treated -- with dignity and respect.

We will have open, honest, and direct communication with each other and with our customers.

For our coworkers, both at Continental and United, let me be clear. This merger will give us a platform to grow and prosper as a strong competitor, which will provide improved long-term career opportunities and enhanced job stability as part of a larger, financially stronger, and more geographically diverse carrier.

This merger will help us break the cycle of instability. This merger will help us provide careers, not just jobs.

As you have heard me say many times before, our coworkers are the key to our success. Working together, our teams -- many of whom already know and respect each other through our alliance partnership -- will join as one set of coworkers to deliver great service to our customers around the globe.

This merger enables us to create opportunities to grow beyond what each stand-alone Company or an alliance would be able to deliver. We estimate revenue synergies in the range of $800 million to $900 million a year. This is incremental to our alliance and our proposed trans-Atlantic and trans-Pacific joint ventures.

We estimate net cost synergies in the range of $200 million to $300 million per year. So our estimate of net annual revenue and cost synergies totals between $1 billion and $1.2 billion by 2013.

We expect revenue synergies to come from increasing our scope and scale. We are well positioned with the largest and most balanced network of any US carrier.

We will have 10 hubs, including hubs in the nation's four largest cities and at seven of the 15 largest airports. Our combined fleets gives us greater ability to match capacity with demand, improve aircraft utilization, and optimize connectivity.

Our significantly expanded network presence and connecting opportunities position us well to drive incremental traffic and revenue. We will improve access from Continental's hubs to United's Asia network and expand connecting opportunities from United's hubs to Continental's Latin America and European networks.

As you all know, a single-carrier network is very attractive to high-yield corporate customers. By being more efficient we will be even more competitive. Both of our companies have already done a good job becoming more efficient, and we believe the merger will help us capture cost synergies that will improve our unit cost performance.

We expect net cost synergies will be achieved principally by streamlining corporate overhead functions, eliminating duplicative marketing, sales, and advertising expenses, and streamlining our IT functions.

We expect transition costs of $1.2 billion over the next three years. These costs will cover IT transition, operational transition, severance, corporate, and other costs.

Our combined fleets provide the variety of aircraft size and range to meet our expanded network's scope. Having the ability to use the right size aircraft in the right markets to meet market demand will maximize both revenue and fuel efficiency.

We will have the youngest fleet of the major US network carriers, with an average age, using the current combined fleet, of just 11.5 years. Youngest also means more fuel-efficient; and combined, we will have one of the most fuel-efficient fleets among our network peers. On a cabin mix adjusted basis, we will have the most fuel-efficient fleet among our major US network competitors.

The lease term and age profile of our combined fleets, along with the combined best new aircraft order book among our network competitors, provides us with significant flexibility as we evaluate future retirement of less fuel-efficient aircraft. It also gives the combined Company great flexibility to respond to changing economic conditions.

As you can see here, there is a wide range between our possible minimum and maximum fleet counts. So that our estimated fleet size could be anywhere from just under 550 aircraft to over 750 aircraft just over the next four years. This flexibility will allow us to optimize our fleet to match changes in the economic environment.

Together we'll have industry-leading unit revenue on a length of haul adjusted basis. This shows the attractiveness of our combined network.

Together, we also have an industry-leading margin performance. And together we also have industry-leading liquidity, with our recently reported combined unrestricted cash balance of over $7 billion.

We will proceed quickly in filing with the US Department of Justice and the Department of Transportation as well as foreign regulatory bodies such as the European Commission. At the same time, we will begin our integration planning.

We worked together to make Continental's transition to Star Alliance successful and seamless; and we plan to do the same as we work together to combine our two great Companies. We'll seek shareholder approvals in September and expect to close by year-end.

As Glenn said, our merger of equals combines the best of both airlines, to benefit all our stakeholders -- our customers, our coworkers, our shareholders, and the communities we serve.

So Let's Fly Together.

With that, Glenn and I are happy to take questions from investors first and then the media.

 Unidentified Company Representative

 Alicia, with that, we are ready to begin the question-and-answer session for the analysts.

 QUESTION AND ANSWER

 Operator

 Hunter Keay, Stifel Nicolaus.

 Hunter Keay - Stifel Nicolaus - Analyst

 Guys, good morning. Congratulations.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 Thank you very much, Hunter.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Thanks, Hunter.

 Hunter Keay - Stifel Nicolaus - Analyst

 Absolutely. Jeff, probably a question for you. I'm curious to get your outlook on how you view this combined entity looking at long-term growth. Because I think at this point you have got two very interesting perspectives here.

United -- nobody has cut more than United has recently. Continental -- you guys I think have said in the past you view yourselves growing at 5% to 6% steady-state. But that was really when -- under Larry.

So, Jeff, how do you view in a steady-state economy environment this combined entity growing?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Well, Hunter, we are always going to be responsive to market demand. As the slide that we showed earlier, we have tremendous fleet flexibility with combining the two fleets, both for flexing down if we need to and flexing up if the market demand is there. So we will be responsive.

This, I think, gives us a tremendous opportunity to grow, because we will be more competitive; we will be able to generate additional revenues. We believe no one will be -- we'll be very attractive to corporate customers. But I think that attractiveness is going to be sticky because we're going to provide the best scope and scale, the best network, and the best product in the industry.

 Hunter Keay - Stifel Nicolaus - Analyst

 Okay. Do the net cost synergies include any labor dissynergy headwinds? Maybe if not -- it's probably early, but any kind of ballpark of maybe quantifying that at this point in time?

Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Hunter, the cost synergies are net of all dissynergies that we anticipate.

 Hunter Keay - Stifel Nicolaus - Analyst

 Any -- would you care to maybe quantifying what you're assuming for cost headwinds on the labor side?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Not a chance.

 Hunter Keay - Stifel Nicolaus - Analyst

 All right, great. Lastly the synergy number, does that -- what would the synergy number have been had you included A++ and P++?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 We are not going to talk about that. I will tell you from Continental's perspective, the Star Alliance has outperformed our expectations. But I am not going to give forward guidance on A++ or P++.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 Hey, Hunter, it would have been more.

 Hunter Keay - Stifel Nicolaus - Analyst

 Oh, sure.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 You can bet on that.

 Hunter Keay - Stifel Nicolaus - Analyst

 Very good. All right. Thanks a lot for the time. Appreciate it.

 Operator

 Bill Greene, Morgan Stanley.

 Bill Greene - Morgan Stanley - Analyst

 Hi, congrats.

  Glenn Tilton - UAL Corporation - Chairman, President, CEO

 Thank you.

 Bill Greene - Morgan Stanley - Analyst

 Jeff, in the past that you had mentioned that you thought that if you saw Continental, even with a joint venture and a codeshare relationship domestically with United, losing corporate market share that you would reconsider this. So if that kind of what was the motivation here?

You just felt that this would give you the platform to compete better with Delta? Or what is the big change that occurred from a couple years ago?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Well, let me take you back to 2008, Bill. In 2008, when we had these earlier discussions, the economy was at the cusp of the greatest recession since the global depression. Fuel prices were screaming to unprecedented highs and subsequently went even higher. The capital markets were distressed and there was limited access for airlines to the capital markets. And our liquidity position of both carriers was a bit stressed as well.

Now fast forward to today, where we have the economy improving, we have got business travel returning, we have got fuel prices -- although high, they are manageable. We have access to the capital markets and our liquidity is better than we have had in many, many years.

So the stars have aligned for what is a great strategic move. I have been keeping my eye on Delta. They are a serious competitor of ours in New York and Latin America. They are claiming to have significant synergy results from their combination.

But what happened here is very simple. I found out through the news media that Glenn was looking at a potential other combination. I recognized that United is the best possible partner for Continental. I am very interested in providing a foundation of profitability and sustainable profitability for both our shareholders and our coworkers.

It's also very important for communities we serve, because as Glenn was mentioning this cyclicality and fragility of this industry has got to stop. And this is our opportunity at Continental to provide a very secure base for our coworkers and a bright future for all of our constituents.

And so I didn't want him to marry the ugly girl, I wanted him to marry the pretty one. And I am much prettier.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 Bill, actually, and that includes the fact that we had two years to work on him, too.

 Bill Greene - Morgan Stanley - Analyst

 Yes, exactly, exactly. Glenn, I am wondering, can you comment at all? How did you arrive at the 1.05? What is the math that gets you there?

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 You know, I would tell you that there is an elegance to the 1.05. If you go back and look at the exchange ratio exactly when we talked last, and you bring it forward to when Jeff and I met to agree to this exchange ratio, they are sitting almost right on top of each other.

 Bill Greene - Morgan Stanley - Analyst

 Then just one last question. Can you give us any timeline for how soon do you need a labor agreement in order to get the synergies you have outlined? Thank you.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Sure, Bill. This is Jeff. You know, this transaction has moved very swiftly. It has moved more swiftly than our collective bargaining units can move, because of the nature of the very process that they have.

We will work closely with all of our coworkers, whether they are represented or not, to reach agreements that are fair to them and fair to the combined Company.

We have done that historically. We have no expectations we would do that other than as we have done historically.

And I am confident that we will reach agreements, recognizing that this transaction produces synergies and we intend to share an appropriate amount of those synergies with all of our coworkers.

 Bill Greene - Morgan Stanley - Analyst

 All right. Thank you and congrats again.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 Thanks, Bill. Appreciate it.

 Operator

  Jamie Baker, JPMorgan.

 Jamie Baker - JPMorgan - Analyst

 Hey, good morning, Glenn and everybody. Congratulations on putting what I am sure was a very hectic several weeks behind you.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 Hectic indeed. I tell you, they were more hectic for Jeff and his team than they were for Glenn and his.

 Jamie Baker - JPMorgan - Analyst

 Well, and it was actually a little bit unnerving to find out that you were in Times Square over the weekend.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 Actually the distraction wasn't intended.

 Jamie Baker - JPMorgan - Analyst

 Oh, no, I wasn't implying that it was. A question on the revenue synergies. Given that it is an end-to-end network combination I have got to believe some of those synergies are actually share shift from existing airlines, existing alliances.

Can you give any color? Of the total number, how much might be share shift? How much do you think on a percentage basis is the improved corporate share? That sort of thing.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Well, I don't think we're breaking that out, Jamie. I'm sure there is a degree of share shift, of course.

But recognize that putting the right aircraft in the right markets and providing the connectivity and the scope and scale is very attractive to corporate customers, provides a lot of schedule utility and the loyalty program as well. We think we will attract a lot of passengers.

And in many areas we will be able to serve communities better than we can. Because, for example, right now we are limited to 50-seat RJs and United is not. So that will be very beneficial to us as well.

So I think we're going to generate new sources of revenue. But there will be some component of share shift, without question.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 Hey, Jamie, I will tell you. Without getting into the specific component of the synergies that is represented by share shift, you would not be wrong to think that the two happiest groups of employees in the two Companies today are corporate sales organizations.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Wouldn't you like to be making those sales calls today?

 Jamie Baker - JPMorgan - Analyst

 Good observation, indeed. A question that Mark and I had on the aircraft size, you indicated flexibility between 550 and 750 shells, I believe. Can you tell us what fleet size is baked into the $1 billion to $1.2 billion synergy figure?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Right now, what we have done is we have just -- we have overlaid the existing fleets of both carriers.

 Jamie Baker - JPMorgan - Analyst

 Okay. Lastly, just a follow-up, I guess to Hunter's question on the labor cost dissynergy. Obviously you don't want to comment on what figure you baked in.

But what is your thinking on -- particularly for pilots -- where the market is right now? Do you define the market simply by the most recently-achieved contract, or is it something more complicated? Would it include cargo airlines, for example?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Well, I will tell you from our perspective; you can take a look at the most recent offer we had on the table to our pilots, prior to the announcement of this transaction, which was the Delta contract plus $1 an hour. And that was the wholesale Delta contract; that means all of the terms and conditions of the Delta contract.

We believe that is an appropriate market contract, and that is from my perspective where the market is today.

 Jamie Baker - JPMorgan - Analyst

 Okay. Big help. Thank you very much, everybody.

 Operator

 Justine Fisher, Goldman Sachs.

 Justine Fisher - Goldman Sachs - Analyst

 Morning. Can you talk about the relationship with your regional carriers and how the Continental ExpressJet and United Express may be affected by this? Are there any required changes? How do you deal with each of those going into a merged Company?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Well, we will take a look at all of our fine Express partners. They do a very good job for us. This provides the combined Company, I think, with a lot of flexibility of different feed, different partners, different expirations of contracts. That kind of flexibility is good from a competitive perspective, from a service perspective.

So we think this is actually beneficial to the mainline carrier in its business relationships with Express carriers. But they are very important.

From our perspective, Continental Express does a superb job for us. They have operational excellence. We are very proud to have them as a partner.

But this will give us a broader portfolio of Express carriers to service what I believe will be the growing needs of this combined carrier.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 I would take you back, Justine, to the answer to the question or two ago about the optimization of the fleet, of the mainline fleet. I think we get an opportunity here to optimize the Express fleet.

Both of us have been doing that for our own accounts for quite some while. We at United are really very pleased with the performance of our Express partners. They are doing a very good job for us.

As Jeff said a moment ago, in some instances, frankly, the flexibilities that we have there have been transformative for us. So we will just take the opportunity now to look at this in a combined context when we get that opportunity.

 Justine Fisher - Goldman Sachs - Analyst

 Okay, great. Thanks very much.

 Operator

 Gary Chase, Barclays Capital.

 Gary Chase - Barclays Capital - Analyst

 Congratulations, everybody.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 Thank you, Gary.

 Gary Chase - Barclays Capital - Analyst

 Always touching to see corporate romance bloom, Jeff. Maybe we'll get Jennifer Aniston to play your role in the movie since you want to be the pretty girl.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Oh, I would really like that.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 Hey, hey, now we're talking. No disrespect to Jeff, but that would be good.

 Gary Chase - Barclays Capital - Analyst

 Well, if that happens, I will offer to play Glenn in the movie for free.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 Hey, you (multiple speakers) my part.

 Gary Chase - Barclays Capital - Analyst

 I am curious, guys, if there are any labor contingencies that we should be aware of. Any milestones that need to be met in the way the agreement is structured? Or do you have everything in place, and this is just a function of antitrust from here?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 No. We are going to be talking to all of our labor groups, negotiating the traditional fence agreements, resolving representation issues, negotiating joint collective bargaining agreements and seniority integration.

Our pilots and United's pilots have done a lot of work over the past two years. They have talked a lot with each other. They have negotiated a process agreement as they go forward for integrating their seniority.

But as I said earlier, I expect that our labor negotiations will be no different from the labor negotiations that we've had at Continental historically. I think that we have consistently reached agreements that are fair to the Company and fair to the coworkers.

We have every interest in getting our contracts in a timely manner. We are committed to that. As I said there are synergies here that we can share to help fund that. I look forward to negotiations and I think we can get them done in a timely way.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 You know, I would echo that, but I tell you if you look at the expedited expectation here for completion, clearly there is nothing much contingent. If our experience here over the past three weeks and coming to a merger agreement that our respective Boards approved last night -- unanimously, both -- we can work together quite efficiently.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 But if your question is a technical one, that -- is there a condition to closing related to labor? Absolutely not.

 Gary Chase - Barclays Capital - Analyst

 Okay, yes, that was the question. Are there any other technical conditions required for a close? Any other milestones that we would need to see before you would close, aside from --?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 You can read the merger agreement, which is of course filed with the SEC. But I would characterize the merger agreement as a fairly traditional, straightforward MOE agreement with ordinary representations and warranties and ordinary covenants and ordinary conditions to closing.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 But this deal is built to close.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Absolutely. It is built to close. There is no question about it.

 Gary Chase - Barclays Capital - Analyst

 Would you guys be able to talk a little bit about how you think this creates sustained profitability? I mean obviously you've got an incremental profitability expectation that is built on the synergies.

I am curious if there is another aspect of this where you think -- not only will we be more profitable as a result, but we think our profitability will be more stable.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 I would go back to what Jeff said. I think that the stickiness of this deal, both in the context of corporate clients, market access, the elegance of how the two networks come together -- and things that don't get talked about much, which is the tremendous combination of our two loyalty programs -- creates a continuum of commitment to the new Company that I think is of dramatic importance to sustained profitability and success in the commercial marketplace.

 Gary Chase - Barclays Capital - Analyst

 Okay. Thanks very much, guys.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 You bet. Thank you.

 Operator

 Kevin Crissey, UBS.

 Kevin Crissey - UBS - Analyst

 Congrats. Capacity -- you're not going to give us an idea of what is happening with capacity on a go-forward basis?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Well, we will of course as we move forward give the traditional capacity guidance that the carriers have given historically. But we're not talking about the pro forma capacity that we have -- on the assumptions we have on the synergies.

I will tell you that we are very comfortable with the synergy number. Our teams have worked very closely together, and we are confident that we can obtain these synergies. And of course, as any good management team will do, we will try to beat them.

But these are synergies that we are highly confident we can bring home.

 Kevin Crissey - UBS - Analyst

 Maybe we could just go back to the dissynergies. Obviously there is some pay, labor to compensate for doing this deal or letting this deal go through more smoothly, if you will. What other big dissynergy categories are there?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Well, I mean you know, there are going to be issues in general that deal with technology, for example. That are going to be -- there is a certain degree of cost involved in that. We should be able to have some cost savings in doing that.

We have obviously got the fees of the deal, things like that. But the principal cost to this deal is our labor agreements, and there will be some degree of dissynergies in having the fleet that is not as similar as the fleet that we currently have, for example, at Continental.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 I think that there are always startup costs.

 Kevin Crissey - UBS - Analyst

 Yes, sure.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

  I think that what we have built into -- and I think it was on the slide -- is there are going to be expenses associated with startup and decisions made relative to -- and we keep coming back to IT. But I think it is probably the most illustrative.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Yes, but if you're talking about one-time cost versus dissynergies, clearly one-time costs, there are significant one-time costs, about $1.2 billion. Those really principally are around the technology transition, which is quite expensive; and of course the fleet harmonization, which is quite expensive as well.

But again, that is basically one year's synergies as one-time costs. And then the synergies are perpetual. So it's a pretty good trade.

 Kevin Crissey - UBS - Analyst

 Two other quick ones, if I could. So you are going to get more corporate business. I'm just wondering whether that is a good thing.

We have seen the corporate business be extremely cyclical here the last two cycles. They are displaying really strong ability to pull down demand very rapidly, much faster than the airlines can handle it. So are the airlines -- and this is not specific to just you. Seems to be a trend in the whole industry.

Is the airline industry actually getting more cyclical due to their increased reliance on corporate travel?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

  I don't think so. I think corporate travel is very important. It is the highest yielding traffic. People will always travel. And businesses need to travel and will continue to travel.

As I said earlier, we have significant flexibility. In fact, this combination provides great flexibility for the combined carrier and an ability to match in an unparalleled way our capacity to demand.

Our management teams -- and we've gotten to know United's management team very well. They are nimble, they are responsive, and we will always be responsive to market demand and we will be responsive in a very nimble and appropriate fashion.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 I think the right way to look at it is if you go back to what the two carriers were saying on their first-quarter conference calls. The ambition of the new Company is a mirror image of what both Jeff and I and our teams were saying on the calls.

The sustained relationship that we have with significant corporate presence either on the East Coast, the Mid-Continent, or the West Coast, those companies -- whether it's Hewlett-Packard or it's Time Warner or financial services, which was unique in this latest downturn, or Caterpillar -- they have to compete just as we do in a global economy. We take them to the competitive marketplace.

So I will tell you, that is the core proposition. And I wouldn't worry about cyclicality of that business.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Yes, the one thing I would add in is, we're also going to be very attractive to leisure passengers. And this combination will make us more competitive because it will lower our unit costs. We have some cost synergies here. So we will be more competitive than we are today and we will continue to be competitive domestically with lower, low-cost competitors.

And the strength and broadness of this network and the loyalty program -- there are many leisure passengers who also enjoy the benefits of what will be the world's leading loyalty program.

 Kevin Crissey - UBS - Analyst

 Okay. I was going to guess -- I said I was going to have two and I was going to let it go, but then you just bring up the world's leading loyalty program. What are the thoughts on the spinoff of the FFP as way to -- I know that was something that United had looked at; I'm not sure that Continental had ever considered.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 Well, what we have done -- let me be really clear. What we have done is separated -- for the purposes of managing the program -- it away from -- within the Company, it away from the management of the airline.

Now the relationship between Mileage Plus and United Airlines is very symbiotic and mutually supportive. But what we have discovered, and Jeff and I have had good conversations about this, is that the competencies, the skills that are required to really understand the opportunity that is embedded in the business of loyalty are a little different from the skills that are requisite to run an airline.

So we see opportunity in many places across the spectrum of our portfolio that we contribute to the new Company, and it is just unrealized opportunity now. We've seen it -- certainly you have seen it manifest in the ancillary revenue numbers that we have been posting for our own account. And the two Companies are really excited about the mutual opportunity there.

 Kevin Crissey - UBS - Analyst

 Terrific. Thanks and congrats.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 You bet. Thank you.

 Operator

 Dan McKenzie, Hudson Securities.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 Dean, how are you?

 Dan McKenzie - Hudson Securities - Analyst

 Yes, well great. Thanks. Good morning and congratulations here.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 Thank you.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Thanks.

 Dan McKenzie - Hudson Securities - Analyst

 Of course, Jeff, I would be remiss not to welcome you to Chicago, being from Chicago.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 I am looking forward to it, especially the winters.

 Dan McKenzie - Hudson Securities - Analyst

 Yes, that's right, you may need a little warmer winter jacket. A couple questions here.

Does the synergy estimate reflect a bottoms-up analysis or a top-down estimate at this point? I guess what I am getting at is if there are some synergies that you just simply can't quantify accurately until you actually integrate operations.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 I'll tell you, the synergy numbers are extraordinarily well vetted. I would say bottom-up and top-down. We went through an awful lot of this in 2008 in quite -- in great detail. We have also learned during the alliance integration process itself, of synergies that we thought were attainable that are not and synergies that we had not spotted that are.

So I think we have a more accurate estimation of our synergies this go-around than we had before. And as I said before, we are highly confident of our ability to bring those home, and bring those home in the time frame that we talked about.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 I think the two-year experience has really been good for both companies to see opportunities that what we hadn't previously imagined were there.

 Dan McKenzie - Hudson Securities - Analyst

 Understood. I guess obviously there are a number of buckets that roll up to make up that gross revenue synergy estimate. Hopefully you can focus for a moment on the synergies factored in from connectivity or the harmonization of connecting traffic.

In particular, United and Continental have two major hubs on the East Coast today that compete for north-south connecting traffic and east-west traffic that connect through three hubs in the middle of the United States. I guess I am wondering -- how much incremental revenue have you factored in from the harmonization of that dynamic?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Again, we are not breaking out by bucket, Dan. I will tell you that the analysis that we have done of the revenue synergies is profoundly complex, and there are opportunities beyond that. There is no question there are opportunities beyond that. But again, we can bring all these synergies home.

 Dan McKenzie - Hudson Securities - Analyst

 Understood. Okay. Well, maybe just a quicker and easier question here. Assuming DOJ approval, can you break out how the revenue and cost synergies phase in from a timing perspective?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

Sure. Well, I will give you the net synergies. We expect that we will achieve about 75% of them in the second year and 100% of them in the third year. So that -- think of 75% by 2012 and 100% by 2013.

 Dan McKenzie - Hudson Securities - Analyst

 Got it. Then one final quick question here. I'm wondering if you can talk about the preservation of NOLs from both carriers.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Sure. The size of our combined NOLs is nothing we are particularly proud of. I believe there are no trophies for that.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 If there were we would get one.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 If there were we would probably get one. As you know, United has a charter provision that protects its NOLs when it came out of bankruptcy. This will constitute a change of control from the perspective of Continental.

But there are various ways that we can refresh those through built-in gains transactions. We have analyzed this extensively as well, and we're comfortable with how it comes out.

 Dan McKenzie - Hudson Securities - Analyst

 Okay. That will do it for me. Thanks.

 Unidentified Company Representative

Alicia, that concludes our time with the question-and-answer session for the analysts. We are ready to begin the question-and-answer session for the media.

 Operator

 (Operator Instructions) Doug Cameron, Dow Jones.

 Doug Cameron - Dow Jones - Media

 Morning, everybody. How are you doing? If Doug Parker wasn't pissed off enough about the alleged leaks, he is going to be really happy being called the ugly girl in this.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

  I'm not cutting about Doug. I think he is a very handsome man.

 Doug Cameron - Dow Jones - Media

 I am sure he will be very happy to hear that. A great consolation prize.

Two things come to mind. There are loose talks about -- I am paraphrasing here -- a sort of equitable distribution or drawing of the senior management team from both airlines. Is that just diplomacy? Or have the two of you have worked out at least in your heads what the senior management ranks will look like?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Let me speak to that. This is, Doug, a merger of equals. And I am committed as the new CEO to making this a successful merger.

The only way to have a successful merger is to have a balanced and equitable senior management team. We need people from Continental, we need people from United.

What we have found in our partnership with United for the past two years -- there are very talented members of management of United. I am very proud to be able to lead them, very proud to be their partner, their business partner. And this is not diplomacy, this is reality.

This is a true merger of equals in every sense. You see it in the livery, you see it in the name, you see it throughout the transaction.

We are very committed to this, and I believe that we are going to have not only a world-class airline but, by combining the management teams, we're going to have a world-class management team as well.

 Doug Cameron - Dow Jones - Media

 Say you have mapped out in your head what it looks like?

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 Doug, just for process point, right? What we are going to do is Jeff and I are going to co-chair an integration planning council. It will begin immediately.

So the first order of business is to get a picture for the new CEO, working together with myself, as to what the structure of the new management team is going to look like. So until you have got the structure, populating it is probably a little premature.

 Doug Cameron - Dow Jones - Media

 That's absolutely fair. One quick one. Does the fleet plan outline with its one draft going one way and the other line going the other way, does it include the A-350s on firm order?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Well, recognize that that fleet plan goes out just to -- that graph goes to (multiple speakers)

 Doug Cameron - Dow Jones - Media

 Oh, it doesn't go out far enough?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

2014, so no, it does not.

 Doug Cameron - Dow Jones - Media

 Okay, thanks very much.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 So, Doug, we would simply say the A-350's utility isn't changed by the fact that we have become one Company.

 Doug Cameron - Dow Jones - Media

 Yes, that's perfect. Thank you very much.

 Operator

 Robert Lindsay, The Times.

 Robert Lindsay - The Times - Media

 Hello. Yes, just a quick one on market share and your prospects with antitrust, because there are some thoughts that domestic in the US you would have 21%, making you by far and away the dominant airline. Is that not going to be a major concern for the regulators?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Absolutely not a major concern. Recognize that antitrust analysis is done on relative markets. It is not done on such an aggregate statistic as market share across a geography the size of the United States. So absolutely not.

The DOJ does a market-by-market analysis and we are highly confident that there are no material antitrust concerns with this transaction. And this transaction will close.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 So, you know, just to add on to that, Jeff spoke to the rigor that has gone into the identification of synergies. I can assure you the same rigor has gone into the antitrust proposal we will put forward.

 Robert Lindsay - The Times - Media

 Okay, so you have made soundings with relevant people to make sure that there will be no major hurdles?

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 We know what the process is.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 We know what the process is, we know what the law is, we know how the markets are defined. We have done a very rigorous analysis. There are no two carriers that you could put together in a more complementary way than United and Continental Airlines.

 Robert Lindsay - The Times - Media

 Okay. I will accept that. Just on the actual figure that I have seen quoted at 21% for domestic, when I look at the figures, the most latest figures for passenger kilometers I think it is, and I add United and Continental as far as to January, a year to January 2010 I get 18.3%.

Which one should I -- which one is closer to the truth?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 To tell you -- I don't pay attention to that at all because it is not relevant. What is relevant is the carrier we are building. From an antitrust perspective it is totally irrelevant.

What we are building is this network that is incredibly attractive to our customers with single-carrier opportunities to fly to 370 destinations in 59 countries. What the aggregate share of ASMs or RPMs or anything else in the United States is irrelevant.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 Somewhere between the two, probably.

 Robert Lindsay - The Times - Media

 Okay. Thank you.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 You bet.

 Operator

 Aaron Smith, CNNMoney.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 Hey, Aaron, how are you?

 Aaron Smith - CNNMoney - Media

 Good. Thank you. And congratulations on your deal.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 We appreciate it very much.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Thank you very much, Aaron.

 Aaron Smith - CNNMoney - Media

 I just have really one question. I was wondering how this might affect the consumer. Specifically, are you going to be able to charge more for airfares? Do you have any other thoughts on how it is going to impact air travel?

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 It is going to be a huge benefit to the consumer because we are going to put together a network, as Jeff just said a moment ago, that is going to provide unparalleled connectivity for the consumer.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Aaron, let me also mention that the synergy numbers that we talk about, what is driving this transaction, there is not an airfare increase built into that assumption. Absolutely no increase in fares in that assumption.

 Aaron Smith - CNNMoney - Media

 So there is not an airfare increase built into -- the what?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Into the synergies.

 Aaron Smith - CNNMoney - Media

 Okay. All right. Because theoretically, you would probably be able to charge more because you are basically reducing competition in the industry by one company.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 No, I disagree with that totally. We are not reducing competition. We are adding competition.

This is a global industry. We are a global carrier. We compete globally. We are not reducing competition at all here.

What we are doing is adding great utility. This is a huge consumer benefit. And we are going to be responsive to market demand. That means if market demand increases, we are going to add capacity appropriately; we're going to price our product appropriately.

If demand decreases, we will take out capacity and price our product appropriately. We will always do that. We have done that before.

This is a very pro-competitive transaction with more consumer choice, better consumer choice than either one of our carriers could ever muster on its own.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 I think the key is to understand what we are trying to say here is we don't overlap. If you think about that you'll understand why it is that nothing is being removed. Because we don't overlap.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Aaron, when I lay awake at night and I worry about my competitors, I never worry about United. You know why? We don't really even compete with United.

And I don't think they lay awake at night worrying about us. We worry about other people. Now that we're together, I think we can bring such great benefits to all the consumers across the globe.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 I don't lay awake at night at all.

 Aaron Smith - CNNMoney - Media

 All right, then just one last thing, just to back up for a second. When you were saying there is not an airfare increase built into the synergies, are you saying that there is not going to be an increase in airfare? Or what?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 No, look. What the synergies permit us to do is to improve the mix of passengers. You think of an airplane with a mix of leisure and business customers; the schedule utility of the network will permit us to improve the mix.

Look, airfares are not something we set. Trust me, if we could, it would be different. But the world is not like that.

This is a brutally, brutally competitive industry. There is no carrier in the world that can set airfares. We couldn't set airfares before this. We can't set airfares after this.

We are responsive to demand. We are responsive to capacity.

This is not a cost-driven business. This is a demand-driven business. This is a capacity-driven business and a demand-driven business, and we don't set airfares. We are responsive to market demand.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 The marketplace -- the competitive marketplace sets fares.

 Aaron Smith - CNNMoney - Media

 Okay. All right. Thank you very much.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 Thank you. You bet.

 Operator

 Richard Newman, The Record.

 Richard Newman - The Record - Media

 As you can imagine, I'm interested in Newark operations here. What changes to service and jobs might we see at Newark as a result?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Richard, Jeff. This combination with the fleet that we'll have, the 10 hubs that we will have, and the ability to invest in our product that we will have, the stability for our coworkers we will have, the better profitability and sustainable profitability for our shareholders we will have -- this provides opportunities for job growth throughout the country and internationally as well.

Look, New York is very important to the combined Company. That was one of the very attractive features why United was interested in marrying us, just as their West Coast and Pacific presence is one of the reasons we wanted to marry them.

New York is an important market. It will remain an important market. It is a huge business market. If you think of how we compete with the power of this network, right now New York is a highly competitive market.

We compete directly head-to-head with carriers at JFK and LaGuardia. It is one market. It is interchangeable. And I will tell you, we focus on it heavily.

And this will permit us to be more competitive with both Delta and American over the very important New York market.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 Sounds good from a United perspective.

 Richard Newman - The Record - Media

 Right. So as far as -- might we see fewer frequencies though to places like Chicago, Denver, San Francisco?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

  I think what you're going to see -- we believe that this will spark a considerable amount of demand. There will be some degree of share shift. There will be incremental demand. And we're always going to be responsive to that demand.

Again, by the nature of the fleet that we will have, which will be more flexible than the fleet that either one of us has, we can be responsive to demand.

So to the extent that we spark additional demand, which I believe we will, or to the extent there is share shift, which I believe there will be, we will be able to both up-gage the aircraft and add frequencies.

The schedule utility we will have -- remember, we are very focused on all customers, but principally on business customers who are our bread and butter, although leisure customers are important to us. Schedule utility and frequency is very important, and we will be keenly focused on that.

 Richard Newman - The Record - Media

 Thank you.

 Operator

 Christopher Hinton, MarketWatch.

 Christopher Hinton - MarketWatch - Media

 Good morning.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 How are you?

 Christopher Hinton - MarketWatch - Media

 Great, thanks. A lot of my questions have been answered, but I am interested in whether or not, with your focus on international, if there is not any opportunities for you to team up with a low-cost carrier here in the US? Similar to what we saw with American and JetBlue. Is that something you are considering?

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 You know, the two networks that we've discussed with you today, the combination of the mainline networks and the optimization opportunities we have with our Express carriers is a complete network for us to optimize across the United States.

 Christopher Hinton - MarketWatch - Media

 Okay. It sounds like you're feeling pretty solid with where you stand.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 We have exactly what we need.

 Christopher Hinton - MarketWatch - Media

 Okay. Any chances you are going to be moving United operations in New York to Newark?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 We're not at the stage of discussing the integration of the network at this point. There will be some changes that are responsive to market demand, but we are not at the point of talking about those right now.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 I think -- follow the marketplace, Christopher.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 That's right.

 Christopher Hinton - MarketWatch - Media

 Okay. All right, thank you.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 We will go where the market opportunity is.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Precisely.

 Christopher Hinton - MarketWatch - Media

 All right. Thank you.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 You bet.

 Operator

 Ted Reed, TheStreet.com.

 Ted Reed - TheStreet.com - Media

 I have two things. First as I look at the map of the hubs, I don't see much of a role for Cleveland there. Could you describe to me what Cleveland will do that your other hubs don't do, or how it can survive?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Well, this is Jeff. Let me talk to that. When we close this transaction we are going to have 10 hubs. One of them is Cleveland.

We understand how important good air service is to Cleveland. We understand the importance of good air service to the local economy. Cleveland has always been important to Continental. Cleveland will always be important to the combined carrier.

That said, we are always responsive to market demand. And as Glenn said earlier, you need to take a look at where that demand is and the flows of that traffic.

But it would be premature to talk about Cleveland or any hub for that matter in terms of how things will shake out over the next few years.

 Ted Reed - TheStreet.com - Media

 All right. Thank you. Then I would like to ask about US Airways. Two things.

First of all, were they used -- there is some perception they were used as a stalking horse in this. I know, Jeff, that you say you read about this in the paper. But that doesn't speak to United's intent.

Secondly I would like to ask if there is an enhanced role going forward for US Airways in this combination through Star or through the ATIs or anything.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 Ted, it's Glenn. So, as we said earlier, when Jeff called me on the ninth of April -- which happened to be my birthday -- suffice it to say we were very serious about work that we had underway at that time. Very serious indeed.

At the end of the day, regardless of work that you may have underway, industrial logic and the compelling proposition that we have presented to the marketplace today trumps work that you may have underway. So, suffice it to say it was very serious and sincere work; and we will leave it at that.

 Ted Reed - TheStreet.com - Media

 Is there an enhanced role for USAirways going forward?

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 I think that both of us have a respect for the role that Doug and his team play within Star Alliance. I remember once when we were having the signing ceremony here in New York for Continental joining Star Alliance, the question was put to USAir -- what does this mean to USAir? And the answer that he gave I thought was perfect.

He said what is good for Star Alliance is good for USAir.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Yes, and USAirways is a valued partner in Star Alliance and we would anticipate they would continue to be a valued partner in Star Alliance.

 Ted Reed - TheStreet.com - Media

 Okay. Last thing. You said there was $1.2 billion in added costs primarily from IT. If there are added costs from labor, they are not included in that, correct?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 No, these are -- what I am talking about there, Ted, are the one-time costs of the transaction. That is, money that (multiple speakers).

When you're talking about labor agreements, built in to the net, the annual synergies that we are talking about, the $1 billion to $1.2 billion, that is met of whatever costs of increased labor agreements.

So you have to distinguish between the ongoing net synergies and the one-time costs. One-time costs, for example, migration of technology platforms, fleet integration, that is -- professional fees, things like that.

 Ted Reed - TheStreet.com - Media

 All right, I see. Also, Jeff, did you say you envision fences in the pilot agreement?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Well, in any merger of carriers, there's two things that occur. One is the legal merger, that is the thing that will close at the end of this year. And the other is the operational merger where you bring the carriers together with a single operating certificate.

And in the period between the legal merger and the operational merger it is traditional to have fence agreements before you have a joint collective bargaining agreement. So that for example pilots operate the ex-Continental airplanes and United pilots operate the ex-United airplanes until and pending the pendency or the execution and ratification of the joint collective bargaining agreement.

These are traditional. We will negotiate them. It is in everyone's best interest to achieve the synergies as promptly as possible. Those fence agreements help do that, and we would anticipate doing that with each of our workgroups as appropriate.

 Ted Reed - TheStreet.com - Media

 But you're talking about temporary fence agreements, not long-term fence agreements?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Of course. No, those are just prior to the joint (multiple speakers) agreements. Our full intention is to timely negotiate those and have those in place so that when we do the operational merger and receive a single operating certificate we can go forward as a combined Company.

 Ted Reed - TheStreet.com - Media

 Thank you, both of you.

 Glenn Tilton - UAL Corporation - Chairman, President, CEO

 Thank you, Ted. Appreciate it.

 Operator

 Jeremy Desel, KHOU Television.

 Jeremy Desel - KHOU-TV, Inc. - Media

 Hey, gentlemen. Maybe you can give -- shed some light on why the choice of Chicago for the headquarters when, at least in Houston of course, there is this perception of a better cost of living, better cost of doing business.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Oh, wait a while, wait a while. This is Jeff. Let me speak to that. This was a merger of equals, and in a merger of equals there are various things that are negotiated. This transaction would not have been done without a Chicago headquarters, put very simply.

Secondly, recognize that we need as a combined carrier to focus on the O'Hare hub. That is a contested hub. It has a very good competitor in that contested hub. And there is going to be a lot of focus on competition now.

And I will tell -- those of you who know me know I am a very competitive person, otherwise I wouldn't be in the airline business. So that is also important for going forward.

 Jeremy Desel - KHOU-TV, Inc. - Media

 In that case then, Jeff, define what significant presence means for those that are on edge in Houston.

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Oh, in Houston? Well, Houston, let me tell you, we're going to continue -- look, Houston is going to have the largest hub of the world's largest airline. We are going to continue with significant -- in fact, growing -- air service in Houston, because of the power of this network and the new opportunities not only in frequency, but destinations.

I believe that Houston will have net job growth from this, because we are going to be able to deliver to the city of Houston more air service than Continental could ever, ever have done on its own, as part a combined enterprise of this size and scope and scale. So Houston is going to do just fine here.

 Jeremy Desel - KHOU-TV, Inc. - Media

 What does that mean, though, for say the folks in 1600 Smith as opposed to the people up at Bush?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Sure. Look, in any merger, there is going to be a certain sizing of the corporate -- of the administrative jobs and the corporate jobs. That is traditional in any merger. That is part of the cost savings. No question.

There will be people who will lose their jobs at 1600 Smith, just as there will be people who lose their jobs in Chicago. The reality is we're going to have a -- you're obviously going to have an appropriately sized group. You don't have -- you eliminate duplicative function. That is part of the savings of a merger.

We will do at Continental in Houston what we have always done. We will try to manage the process through attrition, through voluntary programs. We will provide appropriate severance. We will provide people with the opportunity as well. We will help them find other jobs in Houston.

And what we're providing here is for all of our coworkers -- ultimately is a more stable and growing Company. People who perhaps can lose their jobs either in Chicago or in Houston with a growing carrier we will be hiring back. And we hope to be able to do so as we grow the Company.

 Jeremy Desel - KHOU-TV, Inc. - Media

 It is certainly not as if there won't be a presence with some of those types of corporate types' jobs though, in Houston, right?

 Jeff Smisek - Continental Airlines, Inc. - Chairman, President, CEO

 Well, look. We are going -- Glenn and I are going to be working through the integration. And there will likely be functions that make no sense whatsoever to move to Chicago, and there will be functions that do.

There will be people who you are asked to move to Chicago who perhaps can't for family reasons, not to. We intend to be very flexible with those people in terms of the time of the move and assist them in every way we can.

We treat people with dignity and respect at Continental. And we will treat people in the combined Company the same way.

 Jeremy Desel - KHOU-TV, Inc. - Media

 Thanks, guys.

 Operator

 This concludes the Q&A session. Gentleman, do you have any closing remarks?

 Unidentified Company Representative

 Alicia, we are ready to end the call. Thank you for joining us today.

 Operator

 This concludes today's conference. You may now disconnect.

DISCLAIMER
Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies mayindicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION  PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©  2010 Thomson Reuters. All Rights Reserved.